Subsidiaries of the Registrant as of December 31, 2021

Entity Name	Jurisdiction of Incorporation
Profire Combustion, Inc.	Alberta, Canada
Prochem, ULC	Alberta, Canada
Profire Holdings, LLC	Utah
Midflow Services, LLC	Ohio